================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                   FORM 11-K

                                  ------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM _________ TO __________

                         COMMISSION FILE NUMBER 1-12387

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES
      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TENNECO AUTOMOTIVE INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045

================================================================================

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees:

We have audited the accompanying statement of net assets available for benefits of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that statement in their report dated May 31, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois

June 18, 2003

The following report is a copy of the report previously issued by Arthur Andersen LLP ("Andersen") in connection with the filing of the Form 11-K for the Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees for the year ended December 31, 2001. The inclusion of this previously issued Andersen report is pursuant to the "Temporary and Final Rule and Final Rule Requirements for Arthur Andersen LLP Auditing Clients," issued by the SEC in March 2002. The audit report has not been reissued by Andersen in connection with the filing of this Form 11-K.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Automotive Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Tenneco Automotive Inc. Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001, included as Schedule I, and reportable transactions for the year ended December 31, 2001, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Chicago, Illinois
May 31, 2002

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                          2002          2001
                                                      -----------    -----------
ASSETS:

  Participant-directed investments (Note 3)           $49,335,836    $45,085,512
  Nonparticipant-directed investments (Note 4)          9,490,507      5,255,890
                                                      -----------    -----------
           Total investments                           58,826,343     50,341,402
                                                      -----------    -----------
  Receivables:
    Employer contributions                                    --         262,867
    Participant contributions                                 --         125,708
    Dividend and interest                                     --          20,536
                                                      -----------    -----------

           Total receivables                                  --         409,111
                                                      -----------    -----------
           Total assets                                58,826,343     50,750,513
                                                      -----------    -----------

LIABILITIES:
  Due to broker                                               --          13,488
  Accrued administrative expenses                          30,000        286,570
                                                      -----------    -----------
           Total liabilities                               30,000        300,058
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $58,796,343    $50,450,455
                                                      ===========    ===========


See notes to financial statements.

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments (Note 3)           $   614,313
    Dividend                                                              74,899
    Interest                                                             461,898
                                                                     -----------
           Net investment income                                       1,151,110
                                                                     -----------

  Contributions:
    Participant contributions                                          7,431,105
    Employer contributions                                             3,091,176
    Rollovers                                                             58,713
                                                                     -----------
           Total contributions                                        10,580,994
                                                                     -----------
           Total additions                                            11,732,104
                                                                     -----------

DEDUCTIONS:
  Benefits paid to participants                                        3,296,045
  Administrative expenses                                                 31,326
  Transfers out of Plan (Note 2)                                          58,845
                                                                     -----------
           Total deductions                                            3,386,216
                                                                     -----------

INCREASE IN NET ASSETS                                                 8,345,888

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   50,450,455
                                                                     -----------

  End of year                                                        $58,796,343
                                                                     ===========


See notes to financial statements.

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2002 AND 2001, AND FOR THE
YEAR ENDED DECEMBER 31, 2002

--------------------------------------------------------------------------------


 1.   DESCRIPTION OF THE PLAN

      The following description of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      GENERAL - The Plan is a defined contribution plan covering substantially all hourly employees of Tenneco Automotive Inc. and its domestic subsidiaries (the "Company"). The Company controls and manages the operation and administration of the Plan. Putnam Fiduciary Trust Company serves as the trustee of the Plan. Prior to January 1, 2002, Bankers Trust Company served as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY - Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment. Certain union employees are subject to different eligibility provisions, as defined in the Plan Document.

      CONTRIBUTIONS - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of two percent of pretax annual compensation, as defined in the Plan Document, subject to certain Internal Revenue Code limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain Internal Revenue Code limitations, from two percent up to 50 percent, in any whole percentage, at any time. Prior to January 1, 2002, participants could elect to increase the pretax deferral rate to 16 percent, subject to certain Internal Revenue Code limitations, except for certain union employees which were subject to different deferral rates, as defined in the Plan Document.

      Effective January 1, 2002, the Company's matching contribution is 50 percent of the participant's contributions, not to exceed eight percent of the participant's base compensation. Prior to January 1, 2002, the Company's matching contribution was 75 percent of the participant's contributions, not to exceed eight percent of the participant's base compensation. Certain union employees are not eligible for the Company's matching contribution, as defined in the Plan Document. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2002. Participants may also rollover amounts from other qualified plans.

      Effective January 1, 2002, Company matching contributions are made in cash. Prior to January 1, 2002, Company matching contributions were made in Tenneco Automotive Inc.'s common stock to the Tenneco Automotive Inc. Common Stock Fund. All Company matching contributions of Tenneco Automotive Inc. common stock and the related earnings/losses made prior to January 1, 2002, will remain in the form of Tenneco Automotive Inc.'s common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contribution into the following funds: Putnam Money Market Fund, Putnam Bond Index Fund, Lord Abbett Mid Cap Value Fund, Putnam Equity Income Fund, The George Putnam Fund of Boston, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, MSIF Mid Cap Growth Portfolio, MSIF Small Company Growth Portfolio, Putnam International Growth Fund, Putnam New Opportunities Fund, Putnam Research Fund, Putnam S&P 500 Index Fund, Tenneco Automotive Inc. Common Stock Fund, Putnam Asset Allocation - Growth Portfolio, Putnam Asset Allocation - Balanced Portfolio and Putnam Asset Allocation - Conservative Portfolio.

      During 2001, participants had the option to invest their contribution into the following funds: Nations Cash Reserve, Barclays Global Investors U.S. Debt Index Fund, INVESCO Total Return Fund, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, Templeton Foreign Fund, Putnam New Opportunities Fund, Barclays Global Investors Daily Equity Index Fund and the Tenneco Automotive Inc. Common Stock Fund. On January 1, 2002, the Plan's investment options were eliminated due to the Plan's change in trustee and balances in participants' accounts were automatically transferred to Putman Fiduciary Trust Company into the Putnam Money Market Fund, Putnam Bond Index Fund, The George Putnam Fund of Boston, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, Putnam International Growth Fund, Putnam New Opportunities Fund, Putnam S&P 500 Index Fund and Tenneco Automotive Inc. Common Stock Fund, respectively.

      Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000, however, the fund is no longer an investment option for participants and direct contributions or fund transfers are not allowed.

      VESTING - Participants are vested immediately in both their contributions plus actual earnings thereon and the Company's matching contribution portion of their accounts.

      PARTICIPANT LOANS - Active participants and certain other individuals who have not had a loan during the previous three months may borrow from their accounts up to a maximum of $50,000 less their highest outstanding loan balance in the previous 12 months or 50 percent of their account balance, whichever is less. Each participant may have only one loan outstanding any time, with a term not to exceed 54 months and the amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal (ranging from 4.25 percent to 9.5 percent at December 31,
      2002). Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of service due to death, disability, retirement, or termination of employment, a participant may elect either to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or to maintain the account, if the participant's account is more than $5,000. If the participant's account is less than $5,000, the participant may receive a lump-sum amount or rollover the amount to another qualified plan or IRA. At December 31, 2002, amounts owed to participants whose service has been terminated were $363,017 for accounts with balances less than $5,000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION - Quoted market prices are used to determine the fair value of the Plan's investments, when available. Shares of registered investment companies and common/collective trusts are valued at the net asset value of share held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in registered investment companies sponsored by the Company's trustee, Putnam Fiduciary Trust Company, are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

      PAYMENT OF BENEFITS - Benefit payments to participants, including deemed distributions of participant loans, are recorded upon distribution. The amount allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid was $363,017 at December 31, 2002. The amount of deemed distributions of participant loans in default at year-end but not yet paid was $32,944 at December 31, 2002. There were no amounts attributed to accounts of participants who have elected to withdraw from the Plan or deemed distributions of participant loans that were unpaid at December 31, 2001.

      TRANSFERS - The Company also sponsors an employee stock ownership plan for salaried employees. If employees change hourly or salaried status during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2002, transfers out of the Plan to the salaried plan were $58,845.

      RECLASSIFICATIONS - Certain investments and other balances in the prior year financial statements have been reclassified to conform to the presentation adopted in the current year.

 3.   INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:


                                                                2002          2001
                                                             -----------   -----------
      Fidelity Growth Company Fund                           $ 6,444,058   $ 8,324,859
      Barclays Global Investors Equity Index Fund T                   --     9,543,888
      Barclays Global Investors Debt Market Index Fund K              --     5,941,032
      Nations Cash Reserve                                            --     8,137,453
      Putnam Money Market Fund                                11,228,926            --
      Putnam New Opportunities  Fund                           3,363,407     4,049,875
      Putnam S&P 500 Index Fund                                8,306,486            --
      Putnam Bond Index Fund                                   7,547,417            --
      Tenneco Automotive Inc. common stock *                  11,094,795     5,851,856


      * Partially nonparticipant-directed.


      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $614,313 during the year ended December 31, 2002, as follows:

      Registered investment companies                               $(4,700,822)
      Common/collective trusts                                       (1,522,760)
      Pactiv Corporation common stock                                   498,024
      Tenneco Automotive Inc. common stock                            6,339,871
                                                                    -----------

      Net appreciation in fair value of investments                 $   614,313
                                                                    ===========


4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the year ended December 31, 2002:


                                                                   2002         2001
                                                                ----------   ----------
              Net Assets:
                Tenneco Automotive Inc. common stock            $9,490,507   $5,128,831
                Bankers Trust Pyramid Directed
                  Account Cash Fund                                     --      127,059
                Employer contributions receivable                       --      262,867
                                                                ----------   ----------
                                                                $9,490,507   $5,518,757
                                                                ==========   ==========




                                                                      YEAR ENDED
                                                                  DECEMBER 31, 2002
                                                                  -----------------
              Changes in Net Assets:
                Net appreciation in fair value of investments         $5,763,099
                Benefits paid to participants                           (708,369)
                Administrative expenses                                  (28,395)
                Transfers to participant-directed investments         (1,054,585)
                                                                      ----------
                                                                      $3,971,750
                                                                      ==========


5.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of registered investment companies and common/collective trusts managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each of these funds.

      At December 31, 2002 and 2001, the Plan held 2,746,236 and 2,868,557 shares, respectively, of common stock of Tenneco Automotive Inc., the sponsoring employer, with a cost basis of $14,139,248 and $15,377,374, respectively.

 6.   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

7.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 2002, that the Plan and related trust, as then designed, was in accordance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:



                                                          2002          2001
                                                       -----------   -----------
      Net assets available for benefits per the
         financial statements                          $58,796,343   $50,450,455
      Deemed distributions of participant loans            (32,944)           --
                                                       -----------   -----------
      Net assets available for benefits per Form 5500  $58,763,399   $50,450,455
                                                       ===========   ===========


      The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:



      Benefits paid to participants per the financial statements     $ 3,296,045
      Add:  Deemed distributions of participant loans
        at December 31, 2002                                              32,944
                                                                     -----------

      Benefits paid to participants per Form 5500                    $ 3,328,989
                                                                     ===========


                                    ********

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                         Fair
                                                         Cost            Value
                                                     -----------     -----------
INVESTMENTS:

  Common/collective trusts:
  * Putnam Bond Index Fund                                **         $ 7,547,417
  * Putnam S&P 500 Index Fund                             **           8,306,486

  Common stock:
    Pactiv Corporation                                    **           2,332,337
  * Tenneco Automotive Inc.                          $14,139,248      11,094,795

  Non interest bearing cash                               **                 830

  Registered investment companies:
    Fidelity Growth Company Fund                          **           6,444,058
    Fidelity Low-Priced Stock Fund                        **             504,807
    Lord Abbett Mid Cap Value Fund                        **             390,923
    MSIF Inc. Small Company Growth                        **             123,319
    MSIF Mid Cap Growth Value Fund                        **              58,859
  * Putnam Asset Allocation - Balanced Portfolio          **             157,804
  * Putnam Asset Allocation - Conservative Portfolio      **              76,420
  * Putnam Asset Allocation - Growth Portfolio            **              72,971
  * Putnam Equity Income Fund                             **             220,902
  * Putnam International Growth Fund                      **             390,866
  * Putnam Money Market Fund                              **          11,228,926
  * Putnam New Opportunities Fund                         **           3,363,407
  * Putnam Research Fund                                  **              78,367
  * The George Putnam Fund of Boston                      **           1,496,193

  Participant loans (maturing 2003 to 2007 at
    interest rates of 4.25% to 9.5%)                      **           4,936,656
                                                     -----------     -----------
TOTAL                                                $14,139,248     $58,826,343
                                                     ===========     ===========


*   Party-in-interest.
**  Cost information is not required for participant-directed investments.

                                   SIGNATURES


THE PLAN- Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                         THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                                         OWNERSHIP PLAN FOR HOURLY EMPLOYEES


Date:  June 30, 2003                     /s/ RICHARD P. SCHNEIDER
                                         - - - - - - - - - - - - - - - - - -
                                          RICHARD P. SCHNEIDER
                                          CHAIRMAN OF TENNECO AUTOMOTIVE INC.
                                          BENEFITS COMMITTEE

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER                     DESCRIPTION
---------------------------------------------------------------------------

 23.1        Consent of Deloitte & Touche LLP
 23.2        Statement Concerning Absence of Consent of Arthur Andersen LLP
 99.1        Certification of Richard P. Schneider under Section 906 of the
             Sarbanes-Oxley Act of 2002
 99.2        Certification of Mark A. McCollum under Section 906 of the
             Sarbanes-Oxley Act of 2002
